EXHIBIT C                         AMENDMENT TO
                              AMENDED AND RESTATED
                          SECURITIES PURCHASE AGREEMENT


     This Amendment to Amended and Restated Securities Purchase Agreement (this "Amendment"), dated as of March 13, 1997, is executed by and among FOHP, Inc., a New Jersey corporation (the "Company"), First Option Health Plan of New Jersey, Inc., a New Jersey corporation ("FOHP-NJ"), and Health Systems International, Inc., a Delaware corporation (the "Purchaser"), and amends the Amended and Restated Securities Purchase Agreement (the "Amended Agreement"), dated
February 10, 1997, by and among the Company, FOHP-NJ and the Purchaser, and this Amendment shall be effective as of the effective date of the Amended Agreement (as described in Section 12.11 of the Amended Agreement).

                              W I T N E S S E T H:

     WHEREAS, the Company, FOHP-NJ and the Purchaser are parties to the Amended Agreement, pursuant to which, among other things, the Purchaser will purchase from the Company approximately $50,000,000 in convertible debentures, and the Company and FOHP-NJ will make certain amendments to their certificates of incorporation and by-laws; and

     WHEREAS, the Purchaser has requested certain amendments to the Amended Agreement and the Certificate of Incorporation of the Company annexed as Exhibit E to the Amended Agreement, and the Company and FOHP-NJ are willing to amend the Amended Agreement and Exhibit E to the Amended Agreement in the manner and on the terms and conditions provided for herein;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1.   Amendments.

          (a) Section 6.3 of the Amended Agreement is hereby amended and restated in its entirety as follows:

          6.3 New York Subsidiary. The Purchaser shall have the option, exercisable in its sole discretion at any time within five years after the date of Closing, to cause FOHP to transfer to the Purchaser or one of the Purchaser's affiliates all or a portion of the capital stock or assets of FOHP-NY, or to cause FOHP-NJ to merge with or into the Purchaser or one of the Purchaser's affiliates, all for no additional payment or consideration by the Purchaser or any of the Purchaser's affiliates.

          (b) Paragraph B. of Article V of the Certificate of Incorporation of the Company annexed as Exhibit E to the Amended Agreement is hereby amended and restated in its entirety as follows:

          B. Corporation's Right to Repurchase. Notwithstanding anything contained herein to the contrary, in the event that either (i) an NJ Institutional Shareholder or its affiliated NJ Acute Care Institution, if any, fails to perform its obligations pursuant to Paragraph A. above, or (ii) during the period ending December 31, 1999, an NJ Institutional Shareholder or its affiliated NJ Acute Care Institution, if any, should fail to provide reimbursement rates (a) for in-patient visits at the lower of (1) the lowest rate of reimbursement received by such provider from nongovernmental payors for each line of business, or (2) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of five (5%) percent in in-patient costs, provided that such reduction is solely as a result of rate reductions and not through utilization or medical management efforts, and (b) for out-patient visits at the lower of
          (1) the lowest rate of reimbursement received by such providers from nongovernmental payors for each line of business, or (2) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of ten (10%) percent in out-patient costs, provided that such reduction is solely as a result of rate reductions and not through utilization or medical management efforts, then the Corporation shall have the right to purchase (but shall not be obligated to purchase), and the NJ Institutional Shareholder shall be obligated to sell to the Corporation at the Corporation's option, all or a portion of the Corporation's Common Stock held by the NJ Institutional Shareholder at a purchase price equal to the lowest of
          (i) the Book Value, (ii) the lowest shareholder equity reflected on the Corporation's quarter-end balance sheets during the period of noncompliance giving rise to the repurchase right, excluding any convertible debentures issued to HSI, prepared in accordance with generally accepted accounting principles, divided by the number of outstanding shares of the Corporation's Common Stock on a fully diluted basis or (iii) the original purchase price paid by such NJ Institutional Shareholder for such shares of the Corporation's Common Stock. The Corporation shall have full discretion with respect to its election to exercise or not to exercise the foregoing rights of repurchase with respect to any given shareholder, taking into account any factors the Corporation deems appropriate relating to such shareholder's relationships with the Corporation or the Corporation's business or otherwise, and the Corporation's election to make or not to make a repurchase from any other shareholder. Any amounts payable pursuant to this Paragraph B. shall be paid in cash within ninety (90) days from the date of purchase or, in the discretion of the Corporation, over a period of three (3) years in equal annual installments commencing one (1) year from the date of purchase with interest at the rate of seven (7%) percent per annum, accrued and payable annually.

     2. Continuing Effect of the Amended Agreement. This Amendment shall not constitute an amendment or waiver of any provision of the Amended Agreement not expressly referred to herein. Except as expressly amended or modified hereby, the provisions of the Amended Agreement are and shall remain in full force and effect and are hereby ratified and confirmed.

     3. Applicable Law. This Amendment and the rights and obligations of the parties hereunder are to be governed and construed in accordance with the laws of the State of New Jersey, except for the conflicts of law principles thereof.

     4. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties hereto, intending to be bound hereby, have executed this Amendment to Amended and Restated Securities Purchase Agreement as of the date first above written.

                                   FOHP, INC.


                                   By:
                                        Donald Parisi
                                        Acting President and Chief Executive
                                        Officer

                                   FIRST OPTION HEALTH PLAN OF
                                    NEW JERSEY, INC.


                                   By:
                                        Donald Parisi
                                        Acting President and Chief Executive
                                        Officer

                                   HEALTH SYSTEMS INTERNATIONAL,
                                    INC.


                                   By:
                                        Michael E. Jansen, Esq.
                                        Vice President